One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Global Multimedia Trust Inc.
June 23, 2011
VIA EDGAR
Laura E. Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re:	The Gabelli Global Multimedia Trust Inc. File Nos.: 333-173800 and 811-08476
Dear Ms. Hatch:
          In connection with your review of the Registration Statement on Form N-2 (the “Registration Statement”) of The Gabelli Global Multimedia Trust Inc. (the “Fund”) that was filed with the Securities and Exchange Commission on April 29, 2011 (SEC Accession No. 0000950123-11-041790), the Fund acknowledges that:
          1. In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;
          2. The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and
          3. The Fund represents their neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.
          If you should have any questions, please feel free to contact the undersigned at 914.921.8371.
Sincerely,
/s/ Agnes Mullady
Agnes Mullady
Treasurer and Secretary